June 27, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Mr. DeCarlo McLaren

Re:    Guggenheim Strategy Funds Trust (File No. 811-22946) (the “Registrant”)

Dear Mr. McLaren:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on the registration statement filed on Form N-1A by the Registrant under the Investment Company Act of 1940 on May 9, 2019, relating to the Registrant’s three series: Guggenheim Strategy Fund II; Guggenheim Strategy Fund III; and Guggenheim Variable Insurance Strategy Fund III (each, a “Fund” and, collectively, the “Funds”). The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and James V. Catano of Dechert LLP on June 25, 2019. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please confirm supplementally whether the Funds principally invest in bank loans.

Response:     We confirm that the Funds, from time to time, principally invest in bank loans. Each Fund’s principal investment strategies include disclosure relating to investments in bank loans.

2.
Comment:    If investing in bank loans is a principal investment strategy of a Fund, please disclose in “Investment in Loans Risk” that (i) bank loans may take longer than seven days to settle and (ii) bank loans may not be considered securities for purposes of the federal securities laws. Additionally, if investing in bank loans is a principal investment strategy of the Funds, disclose how the Funds intend to meet short term liquidity needs.

Response:    The Registrant believes that its current disclosure is responsive to this comment, as reflected in the below excerpts from “Investment in Loans Risk”:

In addition, loans and other similar instruments may not be considered “securities” and, as a result, a Fund may not be entitled to rely on the anti-fraud protections under the federal securities laws and instead may have to resort to state law and direct claims.

Transactions in loans are often subject to long settlement periods (in excess of the standard T+2 days settlement cycle for most securities and often longer than seven days). As a result, sale proceeds potentially will not be available to a Fund to make additional investments or to use proceeds to meet its current redemption obligations. A Fund thus is subject to the risk of selling other investments at disadvantageous times or prices, taking other actions necessary to raise cash to meet its redemption obligations such as borrowing from a bank or holding additional cash, particularly during periods of significant redemption activity, unusual market or economic conditions or financial stress.

Investments in loans are typically only a limited portion of the Funds’ portfolios. Accordingly, other more liquid investments enable the Funds to meet their short term liquidity needs. In addition, the Registrant has implemented a liquidity risk management program pursuant to Rule 22e-4 under the 1940 Act that is designed to assess and manage each Fund’s liquidity risk and to anticipate short term liquidity needs. Also, the Funds have entered into a joint committed line of credit designed to help meet short term liquidity needs, if needed.

Finally, the Registrant includes the following disclosure in its prospectuses regarding the methods that each Fund typically expects to use to meet redemption requests:

Each Fund typically expects to meet redemption requests by using holdings of cash or cash equivalents or proceeds from the sale of portfolio holdings (or a combination of these methods) unless it believes that circumstances warrant otherwise. For example, under stressed market conditions, as well as during emergency or temporary circumstances, each Fund may distribute redemption proceeds in-kind (rather than in cash), access a line of credit, or overdraft facility, or borrow through other sources (e.g., reverse repurchase agreements or engage in certain types of derivatives), to meet redemption requests. Each Fund may also use these redemption methods if the Fund believes, in its discretion, that it is in the best interests of the Fund and its remaining shareholders. Redemptions in-kind involve the payment of some or all of your redemption proceeds in securities with a market value equal to the redemption amount. If a Fund redeems your shares in kind, you may bear transaction costs and will bear market risks until such time as such securities are converted to cash.

Each Fund has entered into a joint committed line of credit with other funds managed by the Investment Manager and a syndicate of banks that the Fund may use to pay your redemption proceeds, as described above.

Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

3.	Comment: Please define terms at first use (e.g., GNMA, FNMA and FHLMC).

Response:    The Registrant will review the use of defined terms in connection with its next annual update and, where needed, revise its disclosure to define terms at first use.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee

Vice President and Chief Legal Officer
Guggenheim Strategy Funds Trust